FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 May 2014

HSBC BANK CANADA
FIRST QUARTER 2014 RESULTS

•    Profit before income tax expense for the quarter ended 31 March 2014 was C$233m, a decrease of 13.4% compared with the same period in 2013 and broadly unchanged compared with the fourth quarter of 2013.

• Profit attributable to common shareholders was C$160m for the quarter ended 31 March 2014, a decrease of 6.4% compared with the same period in 2013.

• Return on average common equity was 15.0% for the quarter ended 31 March 2014 compared with 16.3% for the same period in 2013.

• The cost efficiency ratio was 51.9% for the quarter ended 31 March 2014 compared with 45.0% for the same period in 2013.

• Total assets were C$84.3bn at 31 March 2014 compared with C$84.4bn at 31 March 2013.

• Common equity tier 1 capital ratio was 10.8%, tier 1 ratio 12.9% and total capital ratio 14.5% at 31 March 2014 compared with 11.1%, 13.9% and 15.9% respectively at 31 March 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

This news release is issued by
HSBC Bank Canada

Financial Commentary

Overview

HSBC Bank Canada reported a profit before income tax expense of C$233m for the first quarter of 2014, a decrease of C$36m, or 13%, compared with the first quarter of 2013 and broadly unchanged compared with the fourth quarter of 2013.

The decrease in profit before income tax expense compared with the same quarter last year was primarily due to lower net interest income from declining loan balances of the run-off consumer finance portfolio, lower net trading income from foreign exchange and rates products, and lower gains less losses from financial investments from balance sheet management activities. This was partially offset by lower loan impairment charges as a result of lower specific allowances for commercial customers.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"While broadly unchanged from the fourth quarter of 2013, our profit before tax in the first quarter of 2014 is solid at C$233m. I am encouraged to see more customers and prospects taking fuller advantage of the unparalleled global network HSBC offers. Other positive signs of momentum include increased commercial financing activity and strong growth in wealth management. As a priority growth market for HSBC, we will continue to invest and grow the business to help our customers fulfil their dreams and ambitions through our connections to international markets and businesses."

Analysis of Consolidated Financial Results for the First Quarter of 2014

Net interest income for the first quarter of 2014 was C$307m, a decrease of C$29m, or 9%, compared with the first quarter of 2013 and a decrease of C$9m, or 3%, compared with the fourth quarter of 2013. Net interest income decreased compared with the same quarter last year primarily due to declining loan balances of the run-off consumer finance portfolio as well as a decline in personal lending balances. Net interest income in the prior quarter benefitted from the recovery of interest income on impaired loans that was not repeated in the first quarter of 2014. Further contributing to the decrease of net interest income compared with the prior quarter was declining loan balances of the run-off consumer finance portfolio.

Net fee income for the first quarter of 2014 was C$155m, an increase of C$9m, or 6%, compared with the first quarter of 2013 and an increase of C$4m, or 3%, compared with the fourth quarter of 2013. The increase in net fee income compared with both the same quarter last year and the prior quarter was primarily due to higher standby fees as well as higher fees from growth in funds under management.

Net trading income for the first quarter of 2014 was C$39m, a decrease of C$18m, or 32% compared with the first quarter of 2013, and an increase of C$5m, or 15%, compared with the fourth quarter of 2013. The decrease in net trading income compared with the same quarter last year was mainly due to lower customer spreads related to foreign exchange products and lower trading income generated by rates products. The increase in net trading income compared with the prior quarter was primarily due to trading gains in the hedging portfolios.

Net expense from financial instruments designated at fair value for the first quarter of 2014 was C$2m, marginally lower compared with the first quarter of 2013 and unchanged compared with the fourth quarter of 2013.

Gains less losses from financial investments for the first quarter of 2014 were C$19m, a decrease of C$16m, or 46%, compared with the first quarter of 2013 and an increase of C$13m compared with the fourth quarter of 2013. The bank realizes gains and losses from financial investments from disposals of available-for-sale financial investments driven by balance sheet management activities. The variances from comparative periods are primarily as a result of the bank's continuing balance sheet management activities.

Other operating income for the first quarter of 2014 was C$14m, marginally higher compared with the first quarter of 2013, and a decrease of C$5m, or 26%, compared with the fourth quarter of 2013. The decrease in other operating income compared with the prior quarter was primarily due to a reduction in global support activity resulting in lower income from other entities within the HSBC Group.

Loan impairment charges and other credit risk provisions for the first quarter of 2014 were C$26m, a decrease of C$30m and C$13m respectively compared with the first quarter and the fourth quarter of 2013. The decreases in loan impairment charges and other credit risk provisions compared with the first and fourth quarters last year are primarily as a result of lower specific allowances for commercial customers.

Total operating expenses for the first quarter of 2014 were C$276m, an increase of C$13m and C$6m respectively compared with the first quarter and the fourth quarter of 2013. The increase in total operating expenses compared with both the first and fourth quarters last year is primarily due to our continued investment in our Regulatory and Financial Crime Compliance function. The first and fourth quarters last year included a reduction of incentive compensation accruals of C$7m and C$4m respectively.

Share of profit in associates for the first quarter of 2014 was C$3m, marginally lower compared with the first quarter of 2013, and a decrease of C$14m compared with the fourth quarter of 2013. Share of profit in associates was higher in the fourth quarter due to an increase in value of the bank's investment in private equity funds.

Income tax expense. The effective tax rate in the first quarter of 2014 was 26.5%, compared with 30.0% in the first quarter of 2013 and 21.8% in the fourth quarter of 2013. Income tax expense in the first quarter 2013 was higher due to an increase in the bank's tax provision relating to certain defined benefit pension assets resulting in a higher effective tax rate for the period. Income tax expense in the fourth quarter of 2013 included various decreases in estimates resulting in a lower effective tax rate for the period.

Movement in Financial Position

Total assets at 31 March 2014 were C$84.3bn, broadly unchanged from 31 December 2013. Assets increased due to higher commercial customer lending which resulted in a C$1.5bn growth in loans and advances to customers as well as customers' liability under acceptances. Further contributing to the increase in assets was growth of C$1.6bn in reverse repurchase agreements. The increase in assets was broadly offset by a decline of C$2.2bn in financial investments driven by balance sheet management activities and C$0.8bn in trading positions of government and agency bonds.

Total liabilities at 31 March 2014 were C$79.2bn, broadly unchanged from 31 December 2013. The increases of C$1.1bn in trading liabilities, C$0.8bn in acceptances as well as C$0.6bn in repurchase agreements were broadly offset by decreases of C$1.5bn in customer accounts and C$1.0bn in debt securities in issue. The growth in trading liabilities was primarily due to higher balances from pending trade settlements and higher holdings of short position securities. The growth in acceptances was primarily due to increased commercial customer lending activity using banker's acceptances. The decrease in customer accounts was primarily as a result of lower commercial account balances. The decrease in debt securities in issue was primarily due to the maturity of wholesale funding during the first quarter of 2014.

Business Performance in the First Quarter of 2014

Commercial Banking

Profit before income tax expense was C$149m for the first quarter of 2014, an increase of C$25m, or 20%, compared with the first quarter of 2013 and a decrease of C$11m, or 7%, compared with the fourth quarter of 2013. The increase in profit before income tax compared with the same quarter last year was primarily due to lower specific loan impairment charges and higher net interest income from growth in loan balances. In 2014 the HSBC Group adopted a revised methodology in allocating indirect expenses of support functions to the global lines of business which more accurately reflects the utilization of product support services. The increase in profit before income tax for the first quarter of 2014 compared with the same quarter last year was partially offset by higher total operating expenses primarily as a result of the adoption of the revised methodology. Profit before income tax expense in the fourth quarter of 2013 benefitted from an increase in value of the bank's investment in private equity funds and higher net interest income from the recovery of interest income on impaired loans that was not repeated in the first quarter of 2014. Further contributing to the decrease in profit before income tax expense compared with the fourth quarter of 2013 were higher allocated product support costs as a result of the adoption of the revised methodology, partially offset by lower specific loan impairment charges.

Global Banking and Markets

Profit before income tax expense was C$77m for the first quarter of 2014, a decrease of C$26m, or 25%, compared with the first quarter of 2013 and an increase of C$15m, or 24%, compared with the fourth quarter of 2013. Gains less losses from financial investments are realized as Balance Sheet Management continues to re-balance the portfolio for risk management purposes based on the low interest rate environment. The variances in profit before income tax compared with both the first and fourth quarters last year were primarily driven by the re-balancing of the financial investments portfolio. Also contributing to the decrease in profit before income tax expense compared with the same quarter last year were lower customer spreads related to foreign exchange products and lower trading income generated by rates products, notably in government instruments.

Retail Banking and Wealth Management

Profit before income tax expense for the first quarter of 2014 was C$15m, a decrease of C$33m, or 69%, compared with first quarter of 2013 and an increase of C$6m, or 67%, compared with the fourth quarter of 2013. Profit before income tax expense relating to ongoing business (excluding the run-off consumer finance portfolio) was C$9m, a decrease of C$9m, or 50%, compared with the first quarter of 2013 and an increase of C$10m compared with the fourth quarter of 2014. Profit before income taxes decreased compared with the same quarter last year primarily due to lower net interest income driven by a decline in personal lending balances and a decline in net interest spread in a competitive low interest rate environment. In 2014, the HSBC Group adopted a revised methodology in allocating indirect expenses of support functions to the global lines of business which more accurately reflects the utilization of product support services. The increase in profit before income tax expense compared with the fourth quarter of 2013 was primarily as a result of lower operating expenses following the adoption of the revised methodology.

Profit before income tax expense relating to the run-off consumer finance portfolio for the first quarter of 2014 was C$6m, a decrease of C$24m, or 80%, compared with the first quarter of 2013 and a decrease of C$4m, or 40%, compared with the fourth quarter of 2013. The decrease in profit before income tax expense relating to the run-off consumer finance portfolio was primarily due to lower interest income from declining loan balances, partially offset by lower collective provisions and lower operating expenses from right sizing of operations.

Other

Transactions which do not directly relate to our global lines of business are reported in 'Other'. The main items reported under 'Other' include income and expense from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and income and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the first quarter of 2014 was a loss of C$8m, compared with a loss of C$6m for the first quarter of 2013, and a profit of C$1m compared with the fourth quarter of 2013. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the first quarter of 2014, the bank declared and paid C$80m in dividends on HSBC Bank Canada common shares, a decrease of C$10m from the same quarter in 2013.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D and 41.25 cents per share on Class 1 Preferred Shares - Series E. Dividends will be paid on 30 June 2014, for shareholders of record on 13 June 2014.

Use of non-IFRS financial measures

In measuring our performance, the financial measures that we use include those which have been derived from our reported results. However, these are not presented within the Financial Statements and are not defined under IFRS. These are considered non-IFRS financial measures and are unlikely to be comparable to similar measures presented by other companies. The following non-IFRS financial measures are used throughout this document and their purposes and definitions are discussed below:

Financial position at period end
These measures are indicators of the stability of the bank's balance sheet and the degree funds are deployed to fund assets.

Ratio of customer advances to customer accounts is calculated by dividing loans and advances to customers by customer accounts using period-end balances.

Average total shareholders' equity to average total assets is calculated by dividing average total shareholders' equity (determined using month-end balances during the period) with average total assets (determined using month-end balances during the period).

Credit coverage ratios
Credit coverage ratios are useful to management as a measure of the extent of incurred loan impairment charges relative to the bank's performance and size of its customer loan portfolio during the period.

Loan impairment charges to total operating income is calculated as loan impairment charges and other credit provisions, as a percentage of total operating income for the period.

Loan impairment charges to average gross customer advances is calculated as annualized loan impairment charges and other credit provisions for the period, as a percentage of average gross customer advances (determined using month-end balances during the period).

Total impairment allowances to impaired loans at period-end are useful to management to evaluate the coverage of impairment allowances relative to impaired loans using period-end balances.

Return ratios
Return ratios are useful for management to evaluate profitability on equity, assets and risk-weighted assets.

Return on average common equity is calculated as annualized profit attributable to common shareholders for the period, divided by average common equity (determined using month-end balances during the period).

Post-tax return on average total assets is calculated as annualized profit attributable to common shareholders for the period, divided by average assets (determined using average month-end balances during the period).

Pre-tax return on average risk-weighted assets is calculated as annualized profit attributable to common shareholders for the period, divided by average risk-weighted assets (determined using quarter-end balances during the period).

Efficiency ratios
Efficiency ratios are measures of the bank's efficiency in managing its operating expense to generate revenue.

Cost efficiency ratio is calculated as total operating expenses for the period as a percentage of total operating income for the period.

Adjusted cost efficiency ratio is calculated similar to the cost efficiency ratio; however, total operating income for the period excludes gains and losses from financial instruments designated at fair value, as the movement in value of the bank's own subordinated debt issues are primarily driven by changes in market rates and are not under the control of management.

Revenue mix ratio
This measure demonstrates the contribution of each of the primary revenue streams to total operating income.

Net interest income, net fee income and net trading income to total operating income is calculated as net interest income, net fee income and net trading income for the period divided by total operating income for the period.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. The HSBC Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organizations.

Media enquiries to:	Sharon Wilks	416-868-3878
	Fabrice de Dongo	416-868-8282

Copies of HSBC Bank Canada's first quarter 2014 interim report will be sent to shareholders in May 2014.

Summary

	Quarter ended
	31 March 2014	31 March 2013	31 December 2013
Financial performance for the period (C$m)
Total operating income	532	584	524
Profit before income tax expense	233	269	232
Profit attributable to common shareholders	160	171	164
Basic earnings per common share (C$)	0.32	0.34	0.33

Financial position at period-end (C$m)
Loan and advances to customers1	41,208	42,012	40,524
Customer accounts1	49,456	47,068	50,926
Ratio of customer advances to customer accounts2	83.3	89.3	79.6
Shareholders' equity	4,969	5,218	4,885
Average total shareholders' equity to average total assets2	5.8	6.2	6.0

Capital measures
Common equity tier 1 capital ratio (%)	10.8	11.1	11.0
Tier 1 ratio (%)	12.9	13.9	13.2
Total capital ratio (%)	14.5	15.9	15.0
Assets-to-capital multiple	15.3	14.1	15.1
Risk-weighted assets (C$m)	38,466	36,171	36,862

Performance ratios (%)2
Credit coverage ratios (%)
Loan impairment charges to total operating income	4.9	9.6	7.4
Loan impairment charges to average gross customer advances3	0.3	0.5	0.4
Total impairment allowances to impaired loans at period-end3	62.0	50.4	66.4

Return ratios (%)
Return on average common shareholders' equity	15.0	16.3	15.2
Post-tax return on average total assets	0.76	0.83	0.76
Pre-tax return on average risk-weighted assets3	2.5	3.0	2.5

Efficiency and revenue mix ratios (%)
Cost efficiency ratio	51.9	45.0	51.5
Adjusted cost efficiency ratio	51.7	44.8	51.3
Net interest income to total operating income	57.7	57.5	60.3
Net fee income to total operating income	29.1	25.0	28.8
Net trading income to total operating income	7.3	9.8	6.5

1      From 1 January 2014, non-trading reverse repurchase and repurchase agreements are presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included within 'Loans and advances to banks' and 'Loans and advances to customers' and non-trading repurchase agreements were included within 'Deposits by banks' and 'Customer accounts'.  Comparative data have been restated accordingly.
       More information relating to the change in presentation will be made available in our first quarter 2014 interim report.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

3      The measure has been aligned with that in use by the HSBC Group and comparative information has been restated. Refer to the 'Use of non-IFRS financial measures' section of this document for a description of the method in use to calculate the measure.

Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended
(except per share amounts)	31 March 2014	31 March 2013	31 December 2013

Interest income	483	517	503
Interest expense	(176)	(181)	(187)
Net interest income	307	336	316

Fee income	172	166	173
Fee expense	(17)	(20)	(22)
Net fee income	155	146	151

Trading income excluding net interest income	36	47	24
Net interest income on trading activities	3	10	10
Net trading income	39	57	34
Net expense from financial instruments designated at fair value	(2)	(3)	(2)
Gains less losses from financial investments	19	35	6
Other operating income	14	13	19
Total operating income	532	584	524
Loan impairment charges and other credit risk provisions	(26)	(56)	(39)
Net operating income	506	528	485
Employee compensation and benefits	(159)	(156)	(146)
General and administrative expenses	(104)	(95)	(112)
Depreciation of property, plant and equipment	(8)	(9)	(9)
Amortization and impairment of intangible assets	(5)	(3)	(3)
Total operating expenses	(276)	(263)	(270)
Operating profit	230	265	215
Share of profit in associates	3	4	17
Profit before income tax expense	233	269	232
Income tax expense	(61)	(80)	(50)
Profit for the period	172	189	182

Profit attributable to common shareholders	160	171	164
Profit attributable to preferred shareholders	9	15	16
Profit attributable to shareholders	169	186	180
Profit attributable to non-controlling interests	3	3	2
Average number of common shares outstanding (000's)	498,668	498,668	498,668
Basic earnings per common share	0.32	0.34	0.33

Consolidated Balance Sheet (Unaudited)

Figures in C$m	At 31 March 2014	At 31 March 2013	At 31 December 2013

ASSETS

Cash and balances at central bank	71	62	165
Items in the course of collection from other banks	104	135	107
Trading assets	5,962	6,975	6,728
Derivatives	2,121	1,918	2,112
Loans and advances to banks1	1,188	837	1,149
Loans and advances to customers1	41,208	42,012	40,524
Reverse repurchase agreements - non-trading1	7,748	5,896	6,161
Financial investments	19,570	19,972	21,814
Other assets	368	1,049	332
Prepayments and accrued income	213	227	206
Customers' liability under acceptances	5,578	5,092	4,757
Property, plant and equipment	134	138	137
Goodwill and intangibles assets	66	71	68
Total assets	84,331	84,384	84,260

LIABILITIES AND EQUITY

Liabilities
Deposits by banks1	645	1,228	635
Customer accounts1	49,456	47,068	50,926
Repurchase agreements - non-trading1	2,037	2,119	1,487
Items in the course of transmission to other banks	124	69	53
Trading liabilities	5,471	4,027	4,396
Financial liabilities designated at fair value	430	438	428
Derivatives	1,859	1,438	1,746
Debt securities in issue	10,320	13,720	11,348
Other liabilities	2,203	2,587	2,338
Acceptances	5,578	5,092	4,757
Accruals and deferred income	516	516	551
Retirement benefit liabilities	284	308	271
Subordinated liabilities	239	326	239
Total liabilities	79,162	78,936	79,175

Equity
Common shares	1,225	1,225	1,225
Preferred shares	600	946	600
Other reserves	149	276	134
Retained earnings	2,995	2,771	2,926
Total shareholders' equity	4,969	5,218	4,885
Non-controlling interests	200	230	200
Total equity	5,169	5,448	5,085
Total equity and liabilities	84,331	84,384	84,260

1      From 1 January 2014, non-trading reverse repurchase and repurchase agreements are presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included within 'Loans and advances to banks' and 'Loans and advances to customers' and non-trading repurchase agreements were included within 'Deposits by banks' and 'Customer accounts'.  Comparative data have been restated accordingly.
        More information relating to the change in presentation will be made available in our first quarter 2014 interim report .

Condensed Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended
	31 March 2014	31 March 2013	31 December 2013

Net cash from/(used in):
- Operating activities	(1,841)	887	(508)
- Investing activities	2,245	426	(652)
- Financing activities	(92)	(108)	(612)
Net increase/(decrease) in cash and cash equivalents	312	1,205	(1,772)
Cash and cash equivalents at the beginning of the period	1,896	1,753	3,668
Cash and cash equivalents at the end of the period	2,208	2,958	1,896

Represented by:
- Cash and balances at central bank	71	62	165
- Items in the course of transmission from/(to) other banks, net	(20)	66	54
- Loans and advances to banks of one month or less	1,188	837	1,149
- Reverse repurchase agreements with banks of one month or less	810	1,905	333
- Treasury bills and certificates of deposits of three months or less	159	88	195
Cash and cash equivalents at the end of the period	2,208	2,958	1,896

Global Business Segmentation (Unaudited)

Figures in C$m	Quarter ended
	31 March 2014	31 March 2013	31 December 2013
Commercial Banking
Net interest income	168	161	173
Net fee income	79	77	82
Net trading income	6	8	6
Other operating income	6	3	6
Total operating income	259	249	267
Loan impairment charges and other credit risk provisions	(12)	(39)	(29)
Net operating income	247	210	238
Total operating expenses	(101)	(90)	(95)
Operating profit	146	120	143
Share of profit in associates	3	4	17
Profit before income tax expense	149	124	160

Global Banking and Markets
Net interest income	44	42	40
Net fee income	24	18	23
Net trading income	21	37	17
Gains less losses from financial investments	19	33	6
Other operating income	-	-	1
Total operating income	108	130	87
Loan impairment (charges)/reversals and other credit risk provisions	(1)	2	1
Net operating income	107	132	88
Total operating expenses	(30)	(29)	(26)
Profit before income tax expense	77	103	62

Retail Banking and Wealth Management
Net interest income	102	141	110
Net fee income	52	51	46
Net trading income	5	4	4
Gains less losses from financial investments	-	2	-
Other operating income	2	3	2
Total operating income	161	201	162
Loan impairment charges and other credit risk provisions	(13)	(19)	(11)
Net operating income	148	182	151
Total operating expenses	(133)	(134)	(142)
Profit before income tax expense	15	48	9

Ongoing Retail Banking and Wealth Management business	9	18	(1)
Run-off consumer finance portfolio	6	30	10

Figures in C$m	Quarter ended
	31 March 2014	31 March 2013	31 December 2013
Other
Net interest expense	(7)	(8)	(7)
Net trading income	7	8	7
Net expense from financial instruments designated at fair value	(2)	(3)	(2)
Other operating income	6	7	10
Total operating income	4	4	8
Total operating expenses	(12)	(10)	(7)
Profit/(loss) before income tax expense	(8)	(6)	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 07 May 2014